UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 403rd BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 2nd, 2021

1.   DATE, TIME AND VENUE: On August 2nd, 2021, at 2:00 p.m., exceptionally, due to the COVID-19 pandemic, held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. Being present the Board of Directors of the Company, who undersign these minutes, establishing, therefore, a quorum for installation under the terms of the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting as Secretary.

3.   PRESIDING: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: it was introduced, initially, to the members of the Board of Directors the transaction proposal involving: (i) the division and consequent transfer of cloud computing activities developed by the Company to Telefônica Cloud e Tecnologia do Brasil S.A. (“CloudCo Brasil”), which will begin to develop products and services related to cloud computing activities; and (ii) the subsequent sale of part of CloudCo Brasil’s shares owned by the Company, representative of 20% of its capital, to Telefónica Cybersecurity & Cloud Tech, S.L., an entity controlled by Telefónica, S.A. (“TC&CT”), and the subscription of new CloudCo Brasil shares issued by TC&CT, as well as the execution of determined contracts to establish a commercial relationship between the Company and CloudCo Brasil (“Transaction”).

The relationship between the Company and TC&CT will be regulated by a Shareholders Agreement.

The Transaction will allow the Company, in partnership with TC&CT, to develop a Brazilian company dedicated to cloud computing solutions and services for B2B, CloudCo Brasil, aiming to elevate its positioning in services and solutions, and capture growth opportunities in this sector.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 403rd BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 2nd, 2021

The Transaction ensures, still, that the Company keeps on leading the relationship with the final clientele, as long as it includes the execution of a commercial intermediation contract, in which the Company will act as CloudCo Brasil’s exclusive sales channel.

In this regard, the members of the Board of Directors present at the Meeting discussed as follows:

4.1. Approval of the Transaction, including the sale of part of the shares issued by Telefônica Cloud e Tecnologia do Brasil S.A. held by the Company.

The members of the Board of Directors approved, unanimously, the introduced proposal, authorizing, therefore, the Company to execute the Transaction and sell part of CloudCo Brasil issue shares, representative of 20% of its total capital, held by the Company to TC&CT in the total amount of R$22.0 million. The Transaction comprehends, still, the registration of 190,000 CloudCo Brasil common, nominative, with no-par value shares made by TC&CT, at a total issuance price of R$ 76.0 million, being R$ 25.0 million paid to this date, and R$51.0 million to be paid in two installments by January 2023, all based on an assessment report prepared by an specialized independent company. As a consequence of the Operation, 50.01% of CloudCo Brasil’s total capital is now held by the Company and 49.99% owned by TC&CT. The members of the Board of Directors approved, still, the ratification of the former acquisition by the Company of all the shares issued by CloudCo Brasil which were held by Terra Networks Brasil Ltda., a wholly owned subsidiary of the Company, according to the material presented at the Meeting.

Therefore, the Board of Directors authorize the Company’s Directors to adopt all necessary measures for the implementation of the transaction, in special the execution of the Share Purchase and Investment Agreement and the Shareholders Agreement between the Company and TC&CT, and all other documents necessary for the Transaction, including, but not limited to: (i) the Commercial Intermediation Agreement; and (ii) any other document that are needed for the implementation of the Transaction.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 403rd BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON AUGUST 2nd, 2021

5. CLOSURE: There being no further matters to discuss, the Chairman stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, August 2nd, 2021. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra, and Sonica Julia Sulzbeck Villalobos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

This is a free English translation of the Minutes of the 403rd Board of Directors’ Meeting of Telefônica Brasil S.A., held on August 2nd, 2021, drawn up in the Company’s book.

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 2, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director